Exhibit 99.1

NQ Mobile Inc. Announces Management Changes

BEIJING and DALLAS, August 15, 2014 — NQ Mobile Inc. (“NQ Mobile” or the “Company”) (NYSE: NQ), a leading global provider of mobile Internet services, today announced certain changes to its management team.

KB Teo, Chief Financial Officer of the Company, has resigned from his position for family reasons effective Friday, August 22, 2014. Dr. Vincent Wenyong Shi, Co-Founder and Chief Operating Officer of the Company, will take over as Acting Chief Financial Officer until a suitable replacement is found.

The Company noted that Mr. Teo’s departure is not related to the Company’s operations, policies or accounting practices and is due to family reasons. The Company values the contributions made by Mr. Teo during his tenure with the Company.

“I would like to thank KB on behalf of the Board of Directors and management team for his service over the past year,” commented Dr. Henry Lin, Chairman and Co-Chief Executive Officer of NQ Mobile. “He has been very supportive of the Company and we wish him well.”

The Company remains fully confident in all of its previously reported financials and filings as to their accuracy and does not expect any material changes.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile Internet services. NQ Mobile is a mobile security pioneer with proven competency to acquire, engage, and monetize customers globally. NQ Mobile’s portfolio includes mobile security and mobile games & advertising for the consumer market and consulting, mobile platforms and mobility services for the enterprise market. As of December 31, 2013, NQ Mobile maintains a large, global user base of 481 million registered user accounts and 136 million monthly active user accounts through its consumer mobile security business, 107 million registered user accounts and 20 million monthly active user accounts through its mobile games & advertising business and over 1,250 enterprise customers. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China.

INVESTOR RELATIONS:

NQ Mobile Inc.

+852 3975 2853

+1 469 310 5281

investors@nq.com

MEDIA CONTACTS:

Sherry Smith

MWW for NQ Mobile

+1-646-797-3139

ssmith@mww.com

Kim Titus,

NQ Mobile

+1-972-841-0506

kim.titus@nq.com